Exhibit I

Management's Assertion Regarding Compliance

With Minimum Servicing Standards

As of and for the year ended December 31, 2003, GreenPoint Mortgage Funding, Inc. (The "Company"), a wholly-owned subsidiary of GreenPoint Bank, has complied in all material respects, with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers.

As of and for this same period, GreenPoint Bank maintained on behalf of the Company, errors and omissions and employee fidelity bond insurance policies in the amount of $20,000,000 and $50,000,000, respectively.

March 25, 2004

Becky Poisson

Becky Poisson

Executive Vice President of

Operations and Technology

Nathan Hieter

Nathan Hieter

Controller

David Petrini

David Petrini

Chief Financial Officer

S. A. Ibrahim

S. A. Ibrahim

Chief Executive Officer